QUAKER INVESTMENT TRUST

Rule 12b-1 Distribution and Servicing Plan

For Exchange-Traded Funds

1. The Trust. Quaker Investment Trust (the “Trust”) is an open-end management investment company registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”), and organized as a series trust (each series of the Trust is referred to herein as a “Fund”).

2. The Plan. The Trust desires to adopt a plan of distribution pursuant to Rule 12b-1 under the 1940 Act with respect to the shares of beneficial interest (“Shares”) of each Fund identified in Exhibit A, and the Board of Trustees of the Trust (the “Board”) has determined that there is a reasonable likelihood that adoption of this Rule 12b-1 Plan (the “Plan”) will benefit each Fund and the holders of its Shares. Accordingly, each Fund identified in Exhibit A hereby adopts this Plan in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions (capitalized terms not otherwise defined herein have the meanings assigned thereto in such Fund’s registration statement under the 1940 Act and under the Securities Act of 1933, as amended, as such registration statement is amended by any amendments thereto at the time in effect).

3. The Distributor. The Trust, on behalf of each Fund, has entered into a written Distribution Agreement with SEI Investments Distribution Co. (the “Distributor”), pursuant to which the Distributor will act as the principal underwriter with respect to the distribution of Shares as described in the Trust’s registration statement for each Fund.

4. Payments. Each Fund identified on Exhibit A may pay fees to the Distributor, or to such person or persons as may from time to time be designated by the Distributor, pursuant to this Plan at annual rates set forth on Exhibit A attached hereto, or such lower rates, if any, as may hereafter be determined from time to time by the Board as compensation for services rendered in connection with the sale of such Shares by the Distributor and related expenses incurred by the Distributor. Payments made hereunder may be used by the Distributor for any purpose, including (but not limited to) to compensate the Distributor, the Fund’s investment adviser or any of their affiliates, as well as any banks, broker/dealers or other financial institutions for distribution or sales support services rendered, and related expenses incurred, for or on behalf of a Fund. The Distributor may also use the fees hereunder for the provision of personal services to investors in the Shares and/or the maintenance of shareholder accounts, and it is intended that, to the extent such fees are so used, such fees qualify as “service fees” as defined in Rule 2830 of the NASD Manual of the Financial Industry Regulatory Authority (“FINRA”). All agreements related to this Plan shall be in writing and shall provide: (A) that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operator of this Plan or in any agreement related to this Plan (the “Independent Trustees”) or by a vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, on not more than 60 days’ written notice to any other party to the agreement, and (B) that such agreement shall terminate automatically in the event of its assignment (as defined in the 1940 Act).

5. Effective Date. This Plan shall become effective upon approval by a vote of both a majority of the Board and a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan.

6. Term. This Plan shall, unless terminated as hereinafter provided, remain in effect with respect to a Fund for one year from its effective date and shall continue thereafter, provided that its continuance is specifically approved at least annually by a vote of both a majority of the Trustees and a majority of Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan.

7. Amendment. This Plan may be amended at any time by the Board, provided that, except to the extent permitted by applicable law (a) any amendment to increase materially the rate at which payments may be made by a Fund under this Plan shall be effective only upon approval by a vote of a majority of the outstanding voting securities (as such term is defined in the 1940 Act) of the Fund, and (b) any material amendment of this Plan shall be effective only upon approval by a vote of both a majority of the Board and a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such amendment.

8. Termination. This Plan may be terminated with respect to a Fund at any time, without payment of any penalty, by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities (as such term is defined in the 1940 Act) of the Fund. In the event of termination or non-continuance of this Plan, the Trust may reimburse any expense that it incurred prior to such termination or non-continuance, provided that such reimbursement is specifically approved by both a majority of the Board and a majority of the Independent Trustees.

9. Reports. While this Plan is in effect, the Distributor shall provide to the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.

10. Records. The Trust shall preserve copies of this Plan, each agreement related hereto and each report referred to in paragraph 9 hereof for a period of at least six years from the date of the Plan, agreement and report, the first two years in an easily accessible place.

11. Independent Trustees. While this Plan is in effect, the selection and nomination of Independent Trustees shall be committed to the discretion of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act).

12. Severability. If any provision of the Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

Adopted: June 8, 2023

EXHIBIT A
TO RULE 12b-1 DISTRIBUTION AND SERVICING PLAN

The fees payable to the Distributor under this Plan shall not exceed, with respect to a particular Fund, if applicable, on an annualized basis, the percentage of such Fund’s average daily net assets set forth below next to the Fund’s name.

Fund	Fee Limitation
CCM Affordable Housing MBS ETF	0.25%